Exhibit 2.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:42 AM 05/01/2023
CERTIFICATE OF FORMATION	FILED 11:42 AM 05/01/2023
SR 20231722839 - File Number 7435016
OF

Arrived SFR Genesis Fund, LLC

FIRST:	The name of the limited liability company is Arrived SFR Genesis Fund, LLC.

SECOND:	The address of its registered office in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Agent Services, Inc.

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on May 1, 2023.

/s/ Barbara Quinones
Barbara Quinones, Authorized Person